Neurocarrus, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Neurocarrus, Inc.
Balance Sheet

Balance Sheet
As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
Neurocarrus Checking (7449)	48,071.61	51,403.72
Neurocarrus Savings (1854)	3,742.12	746.31
Transfer		
Total Bank Accounts	**$51,813.73**	**$52,150.03**
Other Current Assets		
Inventory Asset		
Prepaid Expenses	25,000.00	25,000.00
Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$25,000.00**	**$25,000.00**
Total Current Assets	**$76,813.73**	**$77,150.03**
Other Assets		
Accumulated Amortization	-8,000.00	-10,000.00
Intangible Asset	30,000.00	30,000.00
Total Other Assets	**$22,000.00**	**$20,000.00**
TOTAL ASSETS	**$98,813.73**	**$97,150.03**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
Ben BUSINESS CARD (7020)	0.00	0.00
Marina Credit Card	0.00	0.00
Paul Credit Card	0.00	0.00
Samerender Credit Card	0.00	0.00
Total Credit Cards	**$0.00**	**$0.00**
Other Current Liabilities		
Accrued Liabilities	0.00	0.00
Loan from Affiliate	6,637.00	6,637.00
Loan from Paul Blum	0.00	41,126.22
Related Party Loan	0.00	0.00
Total Other Current Liabilities	**$6,637.00**	**$47,763.22**
Total Current Liabilities	**$6,637.00**	**$47,763.22**

	JAN - DEC 2022	JAN - DEC 2023
Long-Term Liabilities		
Future Equity Obligations	100,000.00	100,000.00
Total Long-Term Liabilities	**$100,000.00**	**$100,000.00**
Total Liabilities	**$106,637.00**	**$147,763.22**
Equity		
Additional Paid In Capital	0.00	0.00
Common Stock	95.76	95.76
Opening Balance Equity	0.00	0.00
Owner's Investment		
Owner's Pay & Personal Expenses		
Paid-In Capital	506,962.60	506,962.60
Retained Earnings	-521,052.81	-514,881.63
Stock Repurchase		
Net Income	6,171.18	-42,789.92
Total Equity	**$ -7,823.27**	**$ -50,613.19**
TOTAL LIABILITIES AND EQUITY	**$98,813.73**	**$97,150.03**


Neurocarrus, Inc.
Income Statement

Profit and Loss
January 2022 - December 2023


	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Income			
Billable Expense Income			$0.00
Discounts/Refunds Given			$0.00
Grant Funds	192,300.41	136,745.15	$329,045.56
Insurance Refund	1,922.32		$1,922.32
Miscellaneous Income	61.03	163.80	$224.83
Sales			$0.00
Sales of Product Income			$0.00
Uncategorized Income			$0.00
Total Income	**$194,283.76**	**$136,908.95**	**$331,192.71**
Cost of Goods Sold			
Cost of Goods Sold			$0.00
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**
GROSS PROFIT	**$194,283.76**	**$136,908.95**	**$331,192.71**
Expenses			
Advertising & Marketing			$0.00
Ask My Accountant			$0.00
Bank Charges & Fees	138.00	244.00	$382.00
Car & Truck			$0.00
Charitable Contributions			$0.00
Contract Labor		53,451.81	$53,451.81
Delaware Corporation Tax	450.00	450.00	$900.00
Due & Subscription			$0.00
Employee Benefits - QSEHRA	6,125.00	875.28	$7,000.28
Insurance	1,930.12	997.91	$2,928.03
Interest Paid	5.01	13.37	$18.38
Job Supplies	3,825.00	70.79	$3,895.79
Lab Equipment		7,805.70	$7,805.70
Lab Services Expense	54,910.00	2,300.00	$57,210.00
Legal & Professional Services	28,769.16	14,534.88	$43,304.04
Literature Purchase			$0.00
Meals & Entertainment			$0.00
Miscellaneous Expense		1,188.75	$1,188.75
Office Supplies & Software	3,445.75	6,578.28	$10,024.03
Office/General Administrative Expenses	2,831.53	2,225.18	$5,056.71
Other Business Expenses			$0.00
Payroll Expenses	63,670.94	58,982.86	$122,653.80
Payroll Processing Fees		444.00	$444.00
Payroll Tax Expense	5,198.27	5,188.63	$10,386.90
Postage		231.76	$231.76
Program Costs			$0.00
Reimbursable Expenses			$0.00


Unaudited


	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Rent & Lease	1,800.00	9,730.13	$11,530.13
Repairs & Maintenance		484.09	$484.09
Tax Refund (deleted)			$0.00
Taxes & Licenses	1,687.00	912.00	$2,599.00
Technical Services	11,328.43	10,294.66	$21,623.09
Travel		698.98	$698.98
Unapplied Cash Bill Payment Expense			$0.00
Uncategorized Expense			$0.00
Utilities (deleted)			$0.00
Total Expenses	**$186,114.21**	**$177,703.06**	**$363,817.27**
NET OPERATING INCOME	**$8,169.55**	**$ -40,794.11**	**$ -32,624.56**
Other Income			
Cash Back Rewards			$0.00
Interest Income	1.63	4.19	$5.82
Total Other Income	**$1.63**	**$4.19**	**$5.82**
Other Expenses			
Amortization	2,000.00	2,000.00	$4,000.00
Reconciliation Discrepancies			$0.00
Suspense			$0.00
Total Other Expenses	**$2,000.00**	**$2,000.00**	**$4,000.00**
NET OTHER INCOME	**$ -1,998.37**	**$ -1,995.81**	**$ -3,994.18**
NET INCOME	**$6,171.18**	**$ -42,789.92**	**$ -36,618.74**

Neurocarrus, Inc.
Statement of Cash Flows

Statement of Cash Flows
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
OPERATING ACTIVITIES			
Net Income	6,171.18	-42,789.92	$ -36,618.74
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Inventory Asset			$0.00
Prepaid Expenses			$0.00
Uncategorized Asset			$0.00
Accumulated Amortization	2,000.00	2,000.00	$4,000.00
Accounts Payable (A/P)			$0.00
Ben BUSINESS CARD (7020)			$0.00
Marina Credit Card			$0.00
Paul Credit Card	-73.20	0.00	$ -73.20
Samerender Credit Card	-35.00	0.00	$ -35.00
Accrued Liabilities			$0.00
Loan from Affiliate			$0.00
Loan from Paul Blum		41,126.22	$41,126.22
Related Party Loan			$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,891.80	43,126.22	$45,018.02
Net cash provided by operating activities	**$8,062.98**	**$336.30**	**$8,399.28**
INVESTING ACTIVITIES			
Intangible Asset			$0.00
Net cash provided by investing activities	**$0.00**	**$0.00**	**$0.00**
FINANCING ACTIVITIES			
Future Equity Obligations			$0.00
Additional Paid In Capital			$0.00
Common Stock			$0.00
Opening Balance Equity			$0.00
Owner's Investment			$0.00
Owner's Pay & Personal Expenses			$0.00
Paid-In Capital			$0.00
Retained Earnings			$0.00
Stock Repurchase			$0.00
Net cash provided by financing activities	**$0.00**	**$0.00**	**$0.00**
NET CASH INCREASE FOR PERIOD	**$8,062.98**	**$336.30**	**$8,399.28**

Unaudited


Neurocarrus, Inc.
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$0.00	$0.00
Net profit/loss	-$42,789.92	$6,171.18
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$50,613.19	-$7,823.27

Neurocarrus, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Neurocarrus, Inc. (the "Company") is a corporation organized in October 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.